Exhibit (99.1)

SECTION 13(r) DISCLOSURE

Blackstone Holdings I L.P., which may be considered an “affiliate” (as such term is defined in Rule 12b-2 of the Securities in Exchange Act of 1934, as amended) of The Blackstone Group L.P., is a holder of approximately 20% of the outstanding common stock of Kodak and has a representative on Kodak’s Board of Directors. Accordingly, The Blackstone Group L.P. may be deemed an "affiliate" of Kodak. The Blackstone Group L.P. has indicated in its public filings that it may also be considered an affiliate of Travelport Worldwide Limited (“Travelport”). Travelport included the disclosure reproduced below in its Form 10-K for the fiscal year ended December 31, 2014. Kodak has neither independently verified nor has it participated in the preparation of the disclosure reproduced below:

“As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals. The gross revenue and net profit attributable to these activities for the year ended December 31, 2014 were approximately $660,000 and $470,000, respectively.”